UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS LAUNCHING PRODUCTION OF IMPORT-SUBSTITUTING WIRE ROPES AT BELORETSK

Moscow, Russia – December 4, 2018 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, launching a new facility for output of import-substituting multi-strand steel ropes at Beloretsk Metallurgical Plant.

The Republic of Bashkortostan’s acting Head Radiy Khabirov, Director of Russia’s Industry and Trade Ministry’s Metallurgy and Materials Department Pavel Servatinsky, First Deputy Director of Russia’s Industrial Development Fund Andrei Manoilo, Chairman of Mechel PAO’s Board of Directors Igor Zyuzin, Mechel PAO’s Chief Executive Officer Oleg Korzhov and Beloretsk Metallurgical Plant’s Chief Executive Officer Viktor Kamelin attended the ceremony.

Equipment produced by Germany’s Sket Verseilmaschinenbau GmbH enables stranding 6-12 strand ropes up to 90 mm in diameter, while an extruder made by Austria’s Rosendahl may coat with polymer both separate strands and the rope as a whole. Plastic protects the ropes from external and internal abrasions, decreases the impact of impact loading and contact stress, shields them from aggressive environments and difficult climatic conditions and ensures a longer life for both the rope and other expensive parts. Polymer-coated ropes will replace their imported counterparts in mining and oil industries as well as engineering, bridge construction and shipbuilding.

Beloretsk Metallurgical Plant began implementing the project on producing import-substituting ropes in 2015. The project cost a total of some 511 million rubles. In 2016, the plant was granted a concessionary loan from Russia’s Industrial Development Fund for over 255 million rubles. The plant supplied the remaining half of required funding. In 2017 the project was listed among the Republic of Bashkortostan’s priority projects.

The facility’s annual capacity is 15,000 tonnes. Its launch has created 68 new highly productive jobs.

“This new facility will help improve labor efficiency, create new highly qualified jobs, increase the volume of wire ropes on the domestic market and, in the future, foreign markets as well. Launching a modern facility for producing a wide range of quality wire products creates an opportunity for replacing imported analogues in mining and oil industries as well as bridge construction and shipbuilding. Throughout its history, Beloretsk Metallurgical Plant has been a pioneer in developing and implementing innovative technologies in hardware production,” Russia’s Industry and Trade Minister Dmitry Manturov said in an address that was read at the ceremony by Director of Russia’s Industry and Trade Ministry’s Metallurgy and Materials Department Pavel Servatinsky.

“Both in our country and our republic in particular it is not often that we launch major industrial facilities. This is a great and happy event for us. This project has won the Industrial Development Fund’s support, and that gives us reason and hope to believe it will be the first of many. Today our colleagues joined forces with Beloretsk Metallurgical Plant in preparing an even bigger project of over 1 billion rubles for the plant’s development. This means not only the plant’s upgrade and transfer to best available technologies, but also more jobs, better salaries, improvement of social status and an overall increased stability of our republic’s economy. I wish the plant’s staff luck and prosperity,” the Republic of Bashkortostan’s acting Head Radiy Khabirov said.

“In 2016, the Industrial Development Fund has granted Beloretsk Metallurgical Plant a concessionary loan of 255 million rubles as part of the Development Projects program. We lent our support to the Beloretsk project as it is import substituting and creates a product that has not been manufactured in our country before. Moreover, our borrower’s products are much cheaper than their foreign counterparts and will be in demand in various industries,” Russia’s Industrial Development Fund’s Director Roman Petrutsa said.

“We developed this project prompted by the intense need of our clients — mining companies — for domestic counterparts of imported multi-strand ropes, including polymer-coated ones. We are grateful to the Industrial Development Fund for their support. Granting us this loan was proof of the state’s trust in both our plant and the company as a whole,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

“We have successfully tested polymer-coated ropes on excavators at our own mining facilities. They showed that Beloretsk Metallurgical Plant’s new ropes can hold their own against foreign analogues while their price is more attractive,” Beloretsk Metallurgical Plant’s Chief Executive Officer Viktor Kamelin summarized.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: December 4, 2018

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